NOVAWEST RESOURCES INC.

Suite 1000, The Marine Building, 355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8
4) 683-8990 or Toll Free: 1-800-663-8990 Fax: (604) 574-5139
www.novawest.com E-Mail: novawest@novawest.com

04035715

RECEIVED
2004 JUL 26 A 10:11
OFFICE OF INTERNATIONAL CORPORATE FINANCE

For Immediate Release

Thunder Property – Drilling Commences
Raglan Ni-Cu-PGM-Co Project

TSX Venture Exchange Listed – Symbol "NVE"
Frankfurt Stock Exchange Listed – Symbol "NWM"
Website – http://www.novawest.com

S.E.C. Exemption 12(g)3-2(b)
File No. 82-3822
Standard & Poors Listed
Dun & Bradstreet Listed

SUPPL

July 13, 2004

NovaWest Resources Inc. (the "Company") Symbol "NVE" on the TSX Venture Exchange and "NWM" on the Frankfurt Exchange and its Raglan partner Cascadia International Resources Inc. are pleased to announce that their second drill has now started turning at Raglan. The second drill rig is positioned on the key Thunder Property, situated on the Main Raglan Trend hosting all but one of Falconbridge Limited's world-class Raglan deposits.

At Raglan, the Thunder Property is unique. It is the only property holding situated along the "Main Raglan Trend" that is within the boundaries of Falconbridge Limited's core Raglan holdings that is owned by a company other than Falconbridge. These same core Falconbridge holdings, surrounding the Thunder Property, contain all but one of Falconbridge's known Raglan ore bodies including its Raglan mining operation. Historically, Falconbridge Limited has acquired all other ground that has become available within the perimeter of its core 55km (east to west) Raglan holdings, including a good sized portion of the original Thunder permit that was dropped by the previous owners in favour of keeping only the most strategic portion of the permit that is now owned by Novawest and Cascadia. The Thunder Property has excellent potential for the discovery of economic massive sulphide Ni-Cu-PGM deposits.

Strategically, the Thunder is ideally situated between Falconbridge Limited's large Cross Lake and C-2/C-3 deposits to the west and their East Lake, Boundary, Kitiniq (Falconbridge's producing Raglan mine) and Donaldson deposits to the east. The property is located on strike to the east of Falconbridge's Cross Lake property. Falconbridge's nearby C2/C3 deposit, 1km west of the Thunder's west boundary, contains 2.4 million tons grading 1.75% Nickel and 1.04% Copper (Coats 1982). Approximately 2 ½ years ago Falconbridge Limited announced a new discovery only 4 kms east of the eastern boundary of the Thunder property (32 metres @2.35% Ni and 0.77% Cu). The Thunder Property claims straddle the important contact between the Povungnituk and the Chukotat Groups which to date has been the source of the vast majority of the economic orebodies discovered along the Raglan Nickel Belt. The property covers the favourable down dip projection of all of the komatiitic/periodotitic flows at the base of the ultramafic volcanic pile that host the Ni-Cu-PGM-Co deposits on the adjoining/surrounding Falconbridge property.

Maps and Information Packages on the Raglan Camp and the Company's other mineral projects can be obtained by contacting Novawest at 1-800-663-8990 in North America or 604-683-8990 from elsewhere.

Novawest invites the public to visit its website at http://www.novawest.com or e-mail us at novawest@novawest.com to be added to the Company's e-mail list for press releases and updates.

PROCESSED
JUL 26 2004
THOMSON FINANCIAL

ON BEHALF OF THE BOARD OF DIRECTORS OF NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
President/CEO

THE TSX VENTURE EXCHANGE AND FRANKFURT EXCHANGE HAVE NOT REVIEWED AND DO NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.